Exhibit 12.1

PRGX Global, Inc.

Statement Regarding

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	9 months
	ended	Year ended December 31,
	9/30/15	2014	2013	2012	2011	2010
Combined fixed charges and preferred dividends:
Interest expense (including amortization related to indebtedness)	70	351	138	1,116	1,904	1,451
Interest on uncertain tax positions	(6)	40	830	24	(453)	(268)
Estimated portion of rent expense representative of interest	1,048	1,783	1,762	1,797	1,879	1,737
Dividends on mandatorily redeemable preferred stock	—	—	—	—	—	—

FIXED CHARGES AND PREFERRED DIVIDENDS	1,112	2,174	2,730	2,937	3,330	2,920

Earnings:
Earnings (loss) from continuing operations before income taxes and discontinued operations	(4,098)	(4,285)	2,569	6,689	4,108	5,135
Add back: Fixed charges	1,112	2,174	2,730	2,937	3,330	2,920
Interest on uncertain tax positions	6	(40)	(830)	(24)	453	268
Less: Dividends on mandatorily redeemable preferred stock	—	—	—	—	—	—

EARNINGS	(2,980)	(2,151)	4,469	9,602	7,891	8,323

RATIO (EARNINGS / FIXED CHARGES AND PREFERRED DIVIDENDS)	Less than 1	Less than 1	1.6	3.3	2.4	2.9
DEFICIENCY (if less than 1.0)	(4,092)	(4,325)